Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Nine-Months Ended September 30, 2003

Message from the President

Third Quarter 2003

Gold traded within the range of US$342.50 to $391.85 during the third quarter, but more recently we have witnessed its price volatility carry it briefly above the important US$400 per ounce level, only to see it fall back to its current price of US$395. There seems to be a lot of support to maintain the price of gold in the high US$300's, but spikes at or above US$400 will likely be short-lived. The price of gold continues to be driven up by the fear of global terrorism and the concern that a prolonged military presence in Iraq will eventually devastate the U.S. and world economies. This is tempered, however, by a relatively strong U.S. dollar that has been buoyed by a surprisingly resilient U.S. economy that grew an incredible 8.2% annualized rate in the third quarter. The U.S. economy continues to demonstrate a broad-based expansion that some expect to continue through 2004 at a predicted growth rate in the gross domestic product of 4.5%. Although we do not see a sustained gold price above US$400 per ounce, we do see an elevated and healthy price for the foreseeable future and we remain committed to the exploration for gold, particularly through the acquisition of advanced properties.

In an ongoing aggressive search for acquisition properties in Canada and elsewhere, we have narrowed our choices to a select few in Quebec and Ontario, with established contacts in a few countries continuing to supply leads on quality opportunities. Although time is getting short, we are working hard to bring one or two Canadian properties into our portfolio in time to qualify for a flow through financing before the end of the year.

In Nevada, we retained 5.5 sections (180 unpatented mineral claims) at the Humboldt Springs property after the termination of the Cordex syndicate. These claims are now owned 100% by Franc-Or, subject to an underlying royalty to Cordex. In late October, we signed a lease / purchase option agreement with Placer Dome U.S. Inc. on 72 of the 180 claims at Humboldt Springs. Placer is in the process of permitting a drill program of up to approximately 4,000 feet of reverse circulation drilling on our ground that is expected to commence before the end of December, or in early 2004. Negotiations are ongoing with other parties to earn-in to the remaining 108 claims at Humboldt Springs. This property lies at the intersection of the Battle Mountain and Valmy trends in one of the most prolific gold belts in North America and we are optimistic that the mineralization indicated from our prior drilling will lead to a significant discovery.

In French Guiana, we have cut our in-country costs to the absolute minimum while we continue to wait for the French Administration to respond to our request to extend the exploration permits at the St. Pierre property.

Test results from ongoing studies on Urrma Biopharma's AIDS diagnostic kit have been inconclusive to date. These results suggest that the available blood bank samples in the world may not be capable of providing a base of HIV positive samples appropriate for conducting the kind of retrospective studies requested by the FDA. Current activities have focused on securing financing for the development of Urrma's product platform through merger and acquisition opportunities.

After re-directing our efforts back to gold, we find ourselves in the midst of a heated market for property acquisition. It is a competitive market, but we are working aggressively through it to selectively choose the best possible properties for development. Our objective is to leverage our current cash position as best we can to take maximum advantage of what will likely be a long bull market in gold.

(S) Robert J. Casaceli
President and CEO

November 27, 2003

Franc-Or Resources Corporation

Consolidated Balance Sheets

	September 30 2003 (Unaudited)	December 31 2002 (Audited)
Assets		
Current assets		
Cash	$ 472,107	$ 1,604,859
Short-term investments	1,945,347	1,890,407
Accounts receivable	42,334	42,467
	2,459,788	3,537,733
Investments (Note 2)	3,393,238	3,090,000
Capital assets		
Mining asset	29,051	-
Deferred exploration costs (Note 3)	439,629	896,495
Machinery and equipment	-	51,508
	468,680	948,003
	$ 6,321,706	$ 7,575,736
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 255,082	$ 324,214
Shareholders' Equity		
Share capital (Note 4)	30,992,408	30,992,408
Deficit	(24,925,784)	(23,740,886)
	6,066,624	7,251,522
	$ 6,321,706	$ 7,575,736

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(Unaudited)

	Three-month period ended September 30		Nine-month period ended September 30	
	2003	2002	2003	2002
Revenues				
Investment income	$ 31,076	$ 19,697	$ 72,477	$ 51,906
Royalty revenue	21,539	-	39,895	22,492
Gain on disposal of machinery and equipment	37,084	-	59,694	-
	89,699	19,697	172,066	74,398
Expenses				
Professional and consulting fees	59,438	54,546	170,745	222,969
Administrative expenses and shareholders' information	26,313	25,461	135,022	108,654
Write-down of investments (Note 2)	-	-	60,000	
Write-down of deferred exploration costs (Note 3)	77,501	-	991,197	-
Amortization of machinery and equipment	-	15,173	-	45,519
	163,252	95,180	1,356,964	377,142
Net loss for the period	(73,553)	(75,483)	(1,184,898)	(302,744)
Deficit at beginning of period	(24,852,231)	(20,413,367)	(23,740,886)	(20,186,106)
Deficit at end of period	$ (24,925,784)	$ (20,488,850)	$ (24,925,784)	$ (20,488,850)
Loss per share – basic and diluted	$ (0.003)	$ (0.003)	$ (0.05)	$ (0.01)

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows
(Unaudited)

	Three-month period ended September 30 2003	Three-month period ended September 30 2002	Nine-month period ended September 30 2003	Nine-month period ended September 30 2002
Operating activities				
Net loss for the period	$ (73,553)	$ (75,483)	$ (1,184,898)	$ (302,744)
Adjustment for :				
Gain on disposal of machinery and equipment	(37,084)	-	(59,694)	-
Write-down of investments	-	-	60,000	-
Write-down of deferred exploration costs	77,501	-	991,197	-
Amortization of machinery and equipment	-	15,173	-	45,519
	(33,136)	(60,310)	(193,395)	(257,225)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	(24,451)	22,546	(9,706)	21,721
Account receivable	(4,175)	36,972	133	21,554
Accounts payable and accrued liabilities	(72,488)	(63,014)	(69,132)	(92,857)
	(101,114)	(3,496)	(78,705)	(49,582)
Cash flows used for operating activities	(134,250)	(63,806)	(272,100)	(306,807)
Financing activities				
Issuance of share capital	-	-	-	1,000,000
Share issue expenses	-	-	-	(16,629)
Cash flows generated from financing activities		-	-	983,371
Investing activities				
Addition to mining assets	(29,051)	-	(29,051)	-
Deferred exploration costs	(86,525)	(265,389)	(534,331)	(701,013)
Short-term investments acquisition	(1,173,234)	(88,904)	(45,234)	(265,917)
Investments	(38,238)	-	(363,238)	(1,000,000)
Proceeds from disposal of machinery and equipment	44,842	-	111,202	-
Cash flows used for investing activities	(1,282,206)	(354,293)	(860,652)	(1,966,930)
Net change in cash	(1,416,456)	(418,099)	(1,132,752)	(1,290,366)
Cash at beginning of period	1,888,563	2,732,525	1,604,859	3,604,792
Cash at end of period	$ 472,107	$ 2,314,426	$ 472,107	$ 2,314,426

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

In particular, the private development stage biotech placement valuation is subject to measurement uncertainty. Therefore, while it is not possible, at the end of this reporting period, to determine the current fair value of this investment, the amount that may be ultimately realized may be less than the carrying value of the investment.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase warrants. Each whole Class A share purchase warrant is exercisable at $1.00 per share until September 29, 2004.

On January 29, 2002, the Corporation exercised 1.0 million Class A share purchase warrants to purchase an equivalent number of Class A shares for $1 million. In return for the early exercise of its warrants, the Corporation received from URRMA a total of 100,000 additional warrants priced at $0.50 per share to be exercisable over a period of three years.

On January 15, 2003, URRMA completed a private placement financing of $1,150,000 to cover expenses of ongoing clinical trials. The Corporation invested $240,000, consisting of 400,000 Class B shares and 400,000 to 800,000 warrants subject to certain financing milestones. Each warrant entitles the holder to acquire one Class B share until January 15, 2008 at an exercise price of $1.00.

2. Investments (Cont'd)

a) Investment in URRMA Biopharma Inc. (Cont'd)

Pursuant to a loan agreement dated April 9, 2003, the Corporation has loaned an aggregate amount of $123,238 to Urrma, as part of its ongoing investment strategy, in order to allow the latter to complete studies on AIDS diagnostic kits.

b) Investment in BCS Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in BCS Global Network Inc. ("BCS"), a private telecommunications company based in Toronto. In July 2002, BCS went public on the TSX Venture exchange through a reverse take-over procedure. The Corporation holds 66,687 post-consolidation common shares of BCS and has written-down the investment to its market value of $30,000 on June 30, 2003.

3. Mining asset and deferred exploration expenses

Mining asset	**December 31 2002**	**Addition**	**September 30 2003**
Nevada, Humboldt Spring	$ -	$ 29,051	$ 29,051

Deferred exploration expenses	**December 31 2002**	**Expendi-tures**	**Write-off**	**September 30 2003**
Nevada, Humboldt Spring	$ 896,495	$ 268,604	$ (725,470)	$ 439,629
French Guiana	-	265,727	(265,727)	-
	$ 896,495	$ 534,331	$ (991,197)	$ 439,629

The Corporation's Nevada exploration was carried-out through its participation in a syndicate agreement that expired on June 30, 2003 and was not renewed. The Humboldt Springs property in north-central Nevada, however, will continue to be held under conditions stipulated in said agreement. The Corporation is currently in discussions with two major gold companies over a possible joint venture at Humboldt Springs. The write-off of $725,470 reflects the syndicate's decision to drop three of the properties held by the syndicate and the balance of $439,629 reflects exploration expenses incurred on Humboldt Springs.

The Corporation decided to write-off the French Guiana deferred exploration costs due to the uncertainty regarding the status of the title transfers and the renewal of the permits.

4. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	September 30, 2003	
	Number of shares	Amount
Balance at beginning and end of period	25,760,762	$ 30,992,408

Warrants
On May 24, 2002, the Corporation has completed a private placement financing for gross proceeds of $1,000,000 consisting of 2,702,703 units. Each unit is composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until May 24, 2005 at an exercise price of $0.50 in the first year, $0.65 in the second year, and $0.85 in the third year.

Stock options
A summary of the status of the stock option plan as of September 30, 2003, and changes during the period then ended, is presented below:

	September 30, 2003	
	Number of options	Weighted average exercise price
Outstanding and exercisable, December 31, 2003	3,117,500	$0.34
Granted	585,000	$0.29
Expired	(1,577,500)	$0.36
Outstanding and exercisable, September 30, 2003	2,125,000	$0.31

4. Share capital (Cont'd)

Stock options (Cont'd)
The following table summarizes information about stock options outstanding and exercisable under the Plan as at September 30, 2003:

Exercise price	Number of options	Weighted average remaining life
$		$
0.25	565,000	1.6
0.29	585,000	4.8
0.33	465,000	2.8
0.40	510,000	3.8
	2,125,000	

Accounting for compensation plans

The company has elected to account for its stock options to employees by measuring compensation cost using the settlement-value method. If the stock options had been accounted during the vesting period based on the fair-value method, pro forma net loss and pro forma earnings per share would have been as follows:

Stock options

Net loss, as reported	$ (1,184,898)
Add : Compensation expense for employees determined under fair value method	(70,200)
Pro-forma net loss	$ (1,255,098)
Earnings per share, as reported	$ (0.046)
Earnings per share, as pro-forma	$ (0.049)

These pro forma figures include compensation costs that were calculated using the Black & Scholes options pricing model with the following assumptions: risk free interest rate at 3.5%, expected volatility at 59% and expected life of options of 3 years.

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Nine-month period ended September 30	
	2003	2002
Deferred exploration costs	$ 44,584	$ 70,710
Professional and consulting fees	151,861	154,706
	$ 196,445	$ 225,416

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.